ASK FUNDING
money when it matters

09045387

02 February 2009 SEC No. 82-34925

Impact Capital Ltd

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

SUPPL

SEC Mail Processing Section
FEB 18 2009
Washington, DC
111

Dear Sir/ Madam,

The attached paper relates to a submission by the Company under Rule 12g3-2(b) in respect to the month of January 2009.

Sincerely,

Alison Hill
Chief Financial Officer
& Company Secretary

PROCESSED
MAR 9 2009 SA
THOMSON REUTERS

P 1800 587 827
F 1300 727 390
PO Box 7111
Riverside Centre,
Brisbane Qld 4001

Ask FUNDING

money when it matters

ASX / MEDIA RELEASE 30 January 2009

QUARTERLY CASH FLOW REPORT
31 DECEMBER 2008

Quarterly Operating Cash Flows
AKF has reported net operating cash outflows for the period ended 31 December 2008 of $1,096,000. The outflow is attributable to the timing of the income tax payment in respect of the year ended 30 June 2008 totalling $1,316,000.

Up to and including the current quarter, AKF has not been required to pay income tax on an instalment basis and as a result the total amount of tax due for the previous financial year was paid as a single amount in the December 2008 quarter. Under an instalment basis this single amount of $1,316,000 would have been paid in uniform amounts across the previous 4 quarters.

AKF has now received the relevant notification from the Australian Taxation Office and has commenced paying tax on a quarterly instalment basis in the quarter ending 31 March 2009 thus regularising the timing of future payments.

Cash on Hand and Debt Facility
AKF advised in an announcement dated 30 October 2008 that it would continue to operate within its currently available capital. The quarterly cash flow report confirms adherence to this strategy with strong repayments received on client loans during the period such that despite the net operating cash outflows, cash on hand decreased by only $489,000 and no further funds were drawn under the available debt facilities of $55.5m which have an expiry date of 4 September 2010.

At 31 December 2008 Cash on Hand totalled $1.7m and Debt Facilities were drawn to $49m. This position has not materially changed as at the date of this announcement.

Release of half year results
AKF remains on track to release its Interim Report for the six months ended 31 December 2008 on 13th February 2009.

ABOUT ASK FUNDING
Ask Funding Limited was the first mainstream pre-settlement lender to list on the Australian Securities Exchange.

The company's main product offerings relate to:
- Personal injury claims;
- Matrimonial settlements;
- Inheritance Funding; and
- Outlay disbursement funding for key legal firms and their clients.

For further information please contact:

Russell Templeton	Alison Hill
Managing Director	Chief Financial Officer and Company Secretary
+ 61 (0) 7 3211 8000	+ 61 (0) 7 3211 8000
+ 61 (0) 407 639 622	+ 61 (0) 411 488 850

P 1800 587 827

PO Box 7111
Riverside Centre,
Brisbane Qld 4001

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

ASK FUNDING LIMITED

ABN	Quarter ended ("current quarter")
22 094 503 385	31 DECEMBER 2008

CONSOLIDATED STATEMENT OF CASH FLOWS

	Cash flows related to operating activities	Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers for: (note 1)		
	(a) Interest income	2,558	4,992
	(b) Fee income	215	417
1.2	Payments to suppliers for		
	(a) staff costs	(688)	(1,523)
	(b) advertising and marketing	(266)	(344)
	(c) research and development	-	-
	(d) leased assets	-	-
	(e) other working capital	(436)	(863)
1.3	Dividends received	-	-
1.4	Other interest income received (note 2)	25	60
1.5	Interest expense and other costs of finance paid (note 3)	(1,188)	(2,639)
1.6	Income taxes paid	(1,316)	(1,316)
1.7	Other	-	-
	Net operating cash flows	**(1,096)**	**(1,216)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	**Net operating cash flows (carried fwd)**	**(1,096)**	**(1,216)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) other intangible assets (software)	(54)	(120)
	(e) plant and equipment	(4)	(7)
	(f) other non-current assets	(46)	(79)
1.10	Proceeds from disposal of:		
	(a) businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) other intangible assets (software)	58	58
	(e) plant and equipment	-	-
	(f) other non-current assets	-	-
1.11	Loans advanced to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (note 4)		
	(a) loans advanced to customers	(8,275)	(19,051)
	(b) loans repaid by customers	8,931	16,998
	(c) payments for loans assigned by a third party	-	-
	Net investing cash flows	**610**	**(2,201)**
1.14	**Total operating and investing cash flows**	**(486)**	**(3,417)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	4,000
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other – transaction costs (note 5)	(3)	(238)
	Net financing cash flows	**(3)**	**3,762**
	Net increase (decrease) in cash held	**(489)**	**345**
1.21	Cash at beginning of quarter/year to date	2,201	1,366
1.22	Exchange rate adjustments to item 1.20	0	1
1.23	**Cash at end of quarter**	**1,712**	**1,712**

+ See chapter 19 for defined terms.

Explanatory notes to "Cash flows related to operating activities"

Note 1:	Receipts from customers Operational receipts from customers represent interest and fee income received on the repayment of loans. As the loans to customers are not subject to periodic repayments but are repaid in one sum on final settlement of the customers underlying legal matter, the amount of interest and fee income included in the operational receipts for the period can differ significantly from the accrual based calculation of interest and fee income for recognition in the profit for the same period. On a cumulative basis however the amounts are equal. Operational receipts from customers do not include repayments of principal amounts as these are considered to be cash flows related to investing activities (refer note 4 below). (a) Interest income Interest income received includes fees charged on the establishment of the loan which form an integral part of the effective interest rate charged on funds advanced. (b) Fee income Fee income received includes annual assessment and account servicing fees, the amount of which can not be established on commencement of the loan to customers and which does not form a part of the effective interest rate.
Note 2:	Other interest income is received on surplus cash deposits held at bank.
Note 3:	Interest and financing costs are paid on facilities disclosed at item 3.1 below.

Explanatory notes to "Cash flows related to investing activities"

Note 4:	Loans advanced to and repaid by customers represent principal amounts only and are classified as investing cash flows in recognition of their capital nature. Interest and fee receipts generated from this capital investment are classified as operating receipts from customers (refer note 1) rather than as investing cash flows.

Explanatory notes to "Cash flows related to financing activities"

Note 5:	Transaction costs incurred represent amounts paid to financiers, professional advisors and to taxation authorities in respect of additional debt facilities and financing strategy.

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	196
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	55,500	49,000
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	1,712	2,201
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other Term deposits with restricted use under terms of bank bill facility agreement but which considered cash for purposes of this cash flow statement	-	-
	Total: cash at end of quarter (item 1.23)	**1,712**	**2,201**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does ~~/does not* *(delete one)*~~ give a true and fair view of the matters disclosed.

Sign here: .... Date: 30 January 2009
(Director/~~Company secretary~~)

Print name: RUSSELL ERIC TEMPLETON

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

END

+ See chapter 19 for defined terms.